August 25, 2020

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Adam Phippen, Staff Accountant Mr. Bill Thompson, Accounting Branch Chief

Re:	CrossAmerica Partners LP
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 26, 2020
Form 8-K Filed February 26, 2020
Form 10-Q for the Quarterly Period Ended March 31, 2020
Filed May 7, 2020
File No. 1-35711

Dear Messrs. Phippen and Thompson:

Set forth below are the responses of CrossAmerica Partners LP (“CrossAmerica” or the “Partnership”) to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that appeared in the Staff’s letter dated July 28, 2020 regarding the above-referenced filings filed by the Partnership.

For ease of reference, the Staff’s comments are reproduced below in bold and are followed by the Partnership’s responses to such comments.

600 Hamilton Street, Suite 500  ●  Allentown, PA  18101  ●  P:  610.625.8000  ●  F:  484.626.0279

U.S. Securities and Exchange Commission

August 25, 2020

Form 10-K for the Fiscal Year Ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Segment Results, page 52

1.

We note your disclosure of Adjusted EBIDTA for the wholesale and retail segments on pages 53 and 55 and the reconcilation of segment Adjusted EBITDA to consolidated Adjusted EBITDA on page 58. It appears that segment Adjusted EBITDA represents segment operating income disclosed in Note 21 to the financial statements. Please revise your disclosure on pages 53 and 55 to present operating income of the segments.

Response:

In response to the Staff’s comment, in our Form 10-Q for the quarter ended June 30, 2020, we labeled segment-level adjusted EBITDA as segment-level operating income and will continue to do so in future filings (assuming no adjustments are made to such measure as calculated under U.S. GAAP).

Item 8. Financial Statements

Consolidated Statements of Income, page 71

2.

Please tell us how you account for your investment in CST Fuel Supply referencing authoritative literature that supports your accounting treatment. Please also tell us your consideration of providing CST Fuel Supply financial statements pursuant to Rule 3-09 of Regulation S-X.

Response:

By way of background:

•	CST Brands, Inc. (“CST”) acquired the general partner of the Partnership on October 1, 2014. As a result of that transaction, the Partnership was controlled by CST.
•

CST Fuel Supply LP (“CST Fuel Supply”) is a limited partnership, the general partner of which is CST Services LLC (“CST Services”), a wholly owned subsidiary of CST. CST Fuel Supply was, at all relevant times, controlled by CST.

U.S. Securities and Exchange Commission

August 25, 2020

•

Pursuant to a contribution agreement, dated December 16, 2014, by and among the Partnership, CST and CST Services, the Partnership acquired a 5.0% limited partner interest in CST Fuel Supply on January 1, 2015 in exchange for approximately 1.5 million Partnership common units, for an aggregate consideration of $60.4 million on the date of closing. At the time, CST continued to indirectly own a 95% limited partner interest in CST Fuel Supply.

•

On July 1, 2015, the Partnership acquired an additional 12.5% limited partner interest in CST Fuel Supply in exchange for approximately 3.3 million Partnership common units and cash in the amount of $17.5 million, for an aggregate consideration of approximately $110.9 million on the date of closing. CST continued to indirectly own an 82.5% limited partner interest in CST Fuel Supply.

•	In June 2017, CST was acquired by Circle K Stores Inc. (“Circle K”), a wholly owned subsidiary of Alimentation Couche-Tard Inc. (“Couche-Tard”).
•

On November 19, 2019, affiliates of the Topper Group (as defined in the Partnership’s Form 10-K) acquired, among other things, the general partner of the Partnership from subsidiaries of Circle K. As a result of this transaction, control of the Partnership changed from CST to the Topper Group.

•

On November 19, 2019, the Partnership and Circle K entered into the CST Fuel Supply Exchange Agreement (“CST Fuel Supply Exchange”), pursuant to which Circle K agreed to transfer to the Partnership certain owned and leased convenience store properties and related assets and wholesale fuel supply contracts covering additional sites in exchange for the Partnership’s agreement to transfer to Circle K all of the Partnership’s limited partner interests in CST Fuel Supply.

•	On March 26, 2020, we consummated the CST Fuel Supply Exchange and have had no ownership interest in CST Fuel Supply since that date.

CST Fuel Supply’s only activities during the period in which the Partnership had a limited partner interest in CST Fuel Supply related to purchasing fuel from third party fuel suppliers through various terminal locations at market-based prices and reselling that fuel at a markup to CST’s U.S. retail stores utilizing third-party transportation companies. Commencing December 1, 2014, CST Fuel Supply began selling fuel to CST’s U.S. retail stores at a $0.05/gallon markup. Prior to that date, CST Fuel Supply sold fuel to CST’s U.S. retail stores at cost (without a markup).

U.S. Securities and Exchange Commission

August 25, 2020

We accounted for our previous investment in CST Fuel Supply as an equity method investment. Per ASC 323-30-S99-1, we concluded that our 17.5% limited partner interest provided us with significant influence over CST Fuel Supply’s operating and financial policies. Further, because CST and the Partnership were under common control at the time of entering into our investments, we accounted for the initial investments as transactions between entities under common control as set forth in ASC 805-50.

Pursuant to ASC 805-50, we recorded an initial investment in CST Fuel Supply based upon 5.0% of CST Fuel Supply’s equity balance at January 1, 2015, which amounted to $0.4 million. CST Fuel Supply’s equity balance on January 1, 2015 was equal to its net income since December 1, 2014 when it began charging a $0.05/gallon markup to CST’s U.S. retail stores. Prior to December 1, 2014, CST Fuel Supply’s earnings were insignificant. Then on July 1, 2015, we recorded an additional investment in CST Fuel Supply based upon 12.5% of CST Fuel Supply’s equity balance at July 1, 2015, which amounted to $0.9 million. The aggregate excess of the purchase price paid by CrossAmerica over the $1.3 million cumulative investment recorded on our balance sheet was presented as a distribution to CST in CrossAmerica’s consolidated statement of equity for the year ended December 31, 2015.

We accounted for our 17.5% share of the earnings of CST Fuel Supply as equity income under ASC 323-10-35-4, and presented our share of the earnings as “income from CST Fuel Supply equity interests” on our statement of operations.

Because CST Fuel Supply distributed substantially all of its earnings each month, the investment balance did not change between the time of our original investments and the date of disposition on March 26, 2020 in connection with the CST Fuel Supply Exchange.

We accounted for the sale of our investment in connection with the CST Fuel Supply Exchange under ASC 860 as disclosed in our Form 10-Q for the quarter ended March 31, 2020. The excess of the fair value of the investment divested over the carrying value of the investment resulted in the $67.6 million gain recorded in the statement of operations for the first quarter of 2020. Since the Partnership’s general partner was sold by Circle K to the Topper Group in November 2019 and the CST Fuel Supply Exchange closed in March 2020, we concluded that reflecting the gain in the statement of operations (as opposed to equity) was most appropriate as Circle K and the Partnership were no longer entities under common control at the time of closing the CST Fuel Supply Exchange.

U.S. Securities and Exchange Commission

August 25, 2020

We also considered Rule 3-09 as it relates to our equity investment in CST Fuel Supply. We acknowledge that the equity investment meets the significance test on income for 2017, 2018, and 2019 as presented below (in thousands):

	2017	2018	2019
Investment Test
Equity investment	2,552	2,364	2,249
Total Assets	947,236	866,922	905,256
Percentage	0.3%	0.3%	0.2%

Income Test
Income from equity investment	14,906	14,948	14,768
Pretax income (a)	9,856	6,397	16,846
Percentage	151.2%	233.7%	87.7%

(a)

The average pretax income exclusive of income attributable to noncontrolling interests was used for 2017 and 2018 as the actual pretax income exclusive of income attributable to noncontrolling interests was more than 10% lower than the average for those years.

Section 2430 of the Division of Corporation Finance Financial Reporting Manual notes, “Registrants may request that CF-OCA grant relief in unusual situations where strict application of the rules and guidelines results in a requirement that is unreasonable under the circumstances.” In this instance, although a waiver was not previously requested, we believe strict application of Rules 3-09 and 10-01(b)(1) under the facts and circumstances is not merited as it would require unreasonable effort and expense while providing no additional meaningful information to investors. Based on the analysis set forth herein and pursuant to Rule 3-13 of Regulation S-X, the Partnership respectfully requests a waiver from the requirements of Rules 3-09 and 10-01(b)(1) to include separate audited financial statements and summarized income statement information, respectively, of CST Fuel Supply in the Partnership’s past and future filings.

A balance sheet of CST Fuel Supply would reflect payables to third party fuel suppliers for the fuel purchases, receivables from CST’s retail stores for fuel sold to such stores at the $0.05/gallon markup, and an equity equivalent to that month’s undistributed earnings plus the net income for the period from December 1, 2014 through December 31, 2014 that was not distributed. The payables and receivables typically represent less than 15 days of purchases/sales. An income statement would reflect sales (cost of fuel sold plus the $0.05/gallon markup), cost of sales (cost of fuel sold), and net income ($0.05/gallon markup multiplied by gallons of fuel sold).

U.S. Securities and Exchange Commission

August 25, 2020

We based our conclusion to not present audited financial statements under Rule 3-09 primarily on the following considerations:

1.	The GAAP investment balance represents 0.3% or less of total assets at December 31, 2017, 2018, and 2019.
2.

We disclosed the volume of fuel (in gallons) flowing through CST Fuel Supply in the “Concentration Risk” section within Note 2 to the financial statements included in our Form 10-K filings. We also disclosed the $0.05/gallon markup and our ownership interest in Item 13 of the Form 10-K as well as in Note 13 to the financials included in our Form 10-K filings. With that information, users of our financial statements can recompute the equity income we have reflected on our statements of operations for all years (gallons sold multiplied by the $0.05/gallon markup multiplied by the Partnership’s 17.5% interest).

3.

Because CST Fuel Supply had no other activity beyond the simple business model of purchasing fuel and reselling it at a markup, providing financial statements under Rule 3-09 would not have provided incrementally useful or otherwise material information.

4.

Users of our financial statements are not missing any material information as it relates to a possible investment at risk or material information related to trends as: (i) the markup is $0.05/gallon no matter the volume or cost and (ii) there are little to no other administrative costs. Investors’ primary concern with this equity investment is the stability of its cash flows to the Partnership. Since that cash flow is entirely dependent on volume and such volume is disclosed as is the equity income, we concluded that a reasonable investor would not be impacted by the omission of financial statements under Rule 3-09.

None of CST, Circle K or Couche-Tard prepared separate audited financial statements for CST Fuel Supply. In addition, the Partnership would have no ability to compel Couche-Tard to prepare such audited financial statements since our investment was disposed of in March 2020. As such, it would be impracticable and unreasonably costly to prepare separate financial statements and have audits performed to be able to provide audited financial statements for CST Fuel Supply under Rule 3-09 and to present summarized income statement information under Rule 10-01(b)(1) at this time.

U.S. Securities and Exchange Commission

August 25, 2020

Form 8-K filed February 26, 2020

Exhibit 99.2, page 4

3.

Reference is made to your tabular disclosures of non-GAAP financial information. Please present the most directly comparable GAAP measures with equal or greater prominence in future filings. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for NonGAAP Financial Measures.

Response:

In response to the Staff’s comment, in future filings under Item 2.02 of Form 8-K, we will present the most directly comparable GAAP measure, which we have concluded is net income, with equal or greater prominence.

Exhibit 99.2, page 8

4.

Reference is made to your disclosure of 2020 Adjusted EBITDA and Distributable Cash Flow guidance. In future filings, please present a reconciliation (by schedule or other clearly understandable method), which shall be quantitative, to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Response:

In response to the Staff’s comment, in future filings, we will present a reconciliation, which will be quantitative, to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measure disclosed with net income, the most directly comparable financial measure calculated and presented in accordance with GAAP. To the extent a reconciliation cannot be provided or the most directly comparable GAAP measure is not accessible without unreasonable effort, we will disclose this fact and provide reconciling information that is available without unreasonable effort, and will identify any information that is unavailable and disclose its probable significance.

U.S. Securities and Exchange Commission

August 25, 2020

Form 10-Q for the Quarterly Period Ended March 31, 2020

Item 1. Financial Statements
Note 11. Commitments and Contingengies
Environmental Matters, page 16

5.

We note you do not recognize environmental liabilities and indemnification assets related to contamination at sites contributed to the partnership in connection with your IPO and not assigned to you, and with respect to known contamination at sites transferred to you which are indemnified by Circle K. Please tell us what authoritative accounting guidance you applied (or applied by analogy) when determining that such obligations and indemnifications assets should not be recorded on the balance sheet.

Response:

The primary accounting guidance we applied was recognition guidance from ASC 410-30 and ASC 450-20-25-4, which requires both of the following criteria be met before the date the financial statements are issued or are available to be issued:

a.

Litigation has commenced or a claim or an assessment has been asserted, or, based on available information, commencement of litigation or assertion of a claim or an assessment is probable. In other words, it has been asserted (or it is probable that it will be asserted) that the entity is responsible for participating in a remediation process because of a past event.

b.

Based on available information, it is probable that the outcome of such litigation, claim, or assessment will be unfavorable. In other words, an entity will be held responsible for participating in a remediation process because of the past event.

Before acquiring the property underlying a site, we use an environmental consultant to perform due diligence regarding the site to assess the exposure to risk of contamination, if any. We utilize this information to negotiate with the seller to: 1) remove properties with more significant environmental concerns from the acquisition; 2) agree that the seller retains the obligation to remediate the property; 3) agree that the seller funds an escrow account for the estimated cost to remediate the property; and/or 4) purchase environmental insurance policies to contain costs in the event that escrowed amounts are inadequate and/or if there are unknown pre-existing conditions. In addition, we participate in state programs, where available, that may also assist in funding the costs of environmental liabilities.

U.S. Securities and Exchange Commission

August 25, 2020

In these particular transactions, the seller (the Predecessor Entity (as defined in the Form 10-Q) in the case of the sites contributed to the Partnership in the IPO or Circle K in the case of the sites received in the asset exchanges with Circle K) agreed to retain the obligation to remediate the properties. The Environmental Responsibility Agreement with Circle K states, “From and after each applicable Closing Date, Circle K shall be solely responsible, at no expense to CrossAmerica, for [remediation efforts for known environmental conditions].”

Given the fact pattern, we concluded: 1) it was not probable that it will be asserted that the Partnership is responsible for participating in a remediation process because of a past event; and 2) it was not probable that the Partnership will be held responsible for participating in a remediation process because of a past event.

Rather, we will only have an obligation if we were to conclude that the Predecessor Entity and/or Circle K will not perform. We have concluded that risk is and has been remote.

We also note that the accounting and disclosure of environmental assets and liabilities retained by the Predecessor Entity was addressed in question 21 in our response letter to the SEC dated July 3, 2012 during our IPO process. At that time, we concluded that excluding these assets and liabilities from the Partnership’s balance sheet was providing the most relevant financial information and presentation thereof.

Further, we have disclosed risk factors relating to the Predecessor Entity and/or Circle K not performing under their environmental remediation obligations in Item 1A. Risk Factors in our Form 10-K for each year since these particular transactions, including on page 26 of our Form 10-K for the fiscal year ended December 31, 2019. In the case of the Predecessor Entity, the amounts of the environmental assets and liabilities have declined through the years. As of December 31, 2019, the estimates of the environmental assets and liabilities were $1.6 million and $2.3 million, respectively (specifically pertaining to the Predecessor Entity’s environmental assets and liabilities). We do not have access to Circle K’s estimates or balances recorded on its balance sheet pertaining to the sites we received in the asset exchanges.

U.S. Securities and Exchange Commission

August 25, 2020

Please direct any questions or comments you have regarding the responses to the undersigned at 610.625.8098 or jbenfield@caplp.com.

Thank you for your assistance.

Very truly yours, /s/ Jonathan E. Benfield Jonathan E. Benfield Interim Chief Financial Officer

cc:	Charles M. Nifong, Jr., President and Chief Executive Officer, CrossAmerica Partners LP
Keenan D. Lynch, General Counsel and Corporate Secretary, CrossAmerica Partners LP
Marc S. Gerber, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Andrew Clements, Partner, Grant Thornton LLP